Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933, as amended

(Registration Statement No. 333-139264)

PROSPECTUS

CYTOGEN CORPORATION

10,638,310 Shares of Common Stock

The stockholders of Cytogen listed in this prospectus are offering and selling an aggregate of 10,638,310 shares of our common stock. Of those shares, 3,546,107 are issuable upon the exercise of warrants held by the selling stockholders at an exercise price of $3.32 per share.

The shares of our common stock may be offered and sold from time to time by the selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the potential exercise of warrants held by the selling stockholders.

Our common stock is traded on the NASDAQ Global Market under the ticker symbol “CYTO.” On December 27, 2006, the last reported sale price of our common stock was $2.38 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 4 for a discussion of certain factors that you should consider before you invest in any of the common stock being offered with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 27, 2006.

As used in this prospectus, references to “Cytogen,” “we,” “us,” and “our” refer to Cytogen Corporation and its subsidiaries, Axcell BioSciences Corporation, Cytogen Acquisition Corporation and Prostagen, Inc., unless the context otherwise requires.

PROSPECTUS SUMMARY

About This Prospectus

This prospectus is a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission, referred to herein as the SEC, to register 10,638,310 shares of our common stock that were sold pursuant to a securities purchase agreement dated November 7, 2006. In connection with this securities purchase agreement, we entered into a registration rights agreement in which we were obligated to file this registration statement within 30 days of the closing. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

About Cytogen

Founded in 1980, we are a biopharmaceutical company dedicated to advancing the care of cancer patients by building, developing, and commercializing a portfolio of specialty pharmaceutical products. Our specialized sales force currently markets QUADRAMET® (samarium Sm-153 lexidronam injection), PROSTASCINT® (capromab pendetide) kit, and SOLTAMOX™ (tamoxifen citrate, oral solution 10mg/5mL) to the U.S. oncology market. QUADRAMET is approved for the treatment of pain in patients whose cancer has spread to the bone, PROSTASCINT is a PSMA-targeting monoclonal antibody-based agent to image the extent and spread of prostate cancer, and SOLTAMOX is the first liquid hormonal therapy approved in the U.S. for the treatment of breast cancer in adjuvant and metastatic settings. We introduced SOLTAMOX to the U.S. oncology market in August 2006. In early 2007, we plan to introduce our fourth approved product to the U.S. market, CAPHOSOL®. Approved as a prescription medical device, CAPHOSOL is a topical oral agent for the treatment of oral mucositis and dry mouth. We are also developing CYT-500, a third-generation radiolabeled antibody to treat prostate cancer. In addition, we have exclusive United States marketing rights to COMBIDEX® (ferumoxtran-10) for all applications, and the exclusive right to market and sell ferumoxytol (previously Code 7228) for oncology applications in the United States.

On April 21, 2006, we and Savient Pharmaceuticals, Inc., or Savient, entered into a distribution agreement granting us exclusive marketing rights for SOLTAMOX in the United States. SOLTAMOX, a cytostatic estrogen receptor antagonist, is indicated for the treatment of breast cancer in adjuvant and metastatic settings and to reduce the risk of breast cancer in women with ductal carcinoma in situ (DCIS) or with high risk of breast cancer. In addition, we entered into a supply agreement with Rosemont Pharmaceuticals Limited, or Rosemont, previously a wholly-owned subsidiary of Savient, for the manufacture and supply of SOLTAMOX.

On October 11, 2006, we and InPharma AS, or InPharma, entered into a license agreement granting us exclusive rights for CAPHOSOL in North America. Approved as a prescription medical device, CAPHOSOL is a topical oral agent indicated in the United States as an adjunct to standard oral care in treating oral mucositis caused by radiation or high dose chemotherapy. CAPHOSOL is also indicated for dryness of the mouth (hyposalivation) or dryness of the throat (xerostomia) regardless of the cause or whether the conditions are temporary or permanent.

We have a history of operating losses since our inception. We currently rely on two products, PROSTASCINT and QUADRAMET, for substantially all of our revenue. In addition, we have, from time to time, stopped selling certain products, such as NMP22 BLADDERCHEK, BRACHYSEED and ONCOSCINT, that we previously believed would generate significant revenues. Our products are subject to significant regulatory review by the FDA and other federal and state agencies, which requires significant time and expenditures in seeking, maintaining and expanding product approvals. In addition, we rely on collaborative partners to a significant degree, among other things, to manufacture our products, to secure raw materials, and to provide licensing rights to our proprietary technologies for us to sell and market to others. We are also subject to revenue and credit concentration risks as a small number of our customers account for a high percentage of total revenues and corresponding receivables. The loss of one of these customers or changes in their buying patterns could result in reduced sales, thereby adversely affecting our operating results.

We have incurred negative cash flows from operations since our inception, and have expended, and expect to continue to expend, substantial funds to implement our planned product development efforts, including acquisition of products, research and development, clinical studies and regulatory activities, and to further our marketing and sales programs, including new product launches. We had a net loss of $5.7 million for the quarter ended September 30, 2006. We had a net loss of $6.2 million for the nine months ended September 30, 2006. As of September 30, 2006, we had an accumulated deficit of $419 million, and our cash and cash equivalents was $27 million.

We expect our existing capital resources at September 30, 2006, along with proceeds received from the November 2006 sale of equity, should be adequate to fund operations and commitments at least into the second half of 2007. We cannot assure you that our business or operations will not change in a manner that would consume available resources more rapidly than anticipated. We expect that we will have additional requirements for debt or equity capital, irrespectively of whether and when profitability is reached, for further product development, product and technology acquisition costs, and working capital.

We were formed in 1980. We are a Delaware corporation and our business is currently operated through Cytogen and our subsidiaries, AxCell BioSciences Corporation, Cytogen Acquisition Corporation and Prostagen, Inc.

Our executive offices are located at 650 College Road East, Suite 3100, Princeton, New Jersey 08540-5308, our telephone number is (609) 750-8200 and our Internet address is http://www.cytogen.com. The information on our Internet website is not incorporated by reference in this prospectus, and our website address is included in this prospectus as a textual reference only.

THE OFFERING

Number of shares of our common stock offered by the selling stockholders	10,638,310 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering, other than the exercise price payable to us upon the potential exercise of warrants held by the selling stockholders.

NASDAQ Global Market symbol	CYTO

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following factors and cautionary statements, as well as the other information set forth herein. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose all or a substantial portion of your investment in our common stock.

Risks Related to Our Business

We have a history of operating losses and an accumulated deficit and expect to incur losses in the future.

Given the high level of expenditures associated with our business and our inability to generate revenues sufficient to cover such expenditures, we have had a history of operating losses since our inception. We had a net loss of $5.7 million for the quarter ended September 30, 2006. We had a net loss of $6.2 million for the nine months ended September 30, 2006. We had an accumulated deficit of $419 million as of September 30, 2006.

In order to develop and commercialize our technologies, particularly our prostate-specific membrane antigen technology, and launch and expand our products, we expect to incur significant increases in our expenses over the next several years. As a result, we will need to generate significant additional revenue to become profitable.

To date, we have taken affirmative steps to address our trend of operating losses. Such steps include, among other things:

•	undergoing steps to realign and implement our focus as a product-driven biopharmaceutical company;

•	establishing and maintaining our in-house specialty sales force;

•	reacquiring North American and Latin American marketing rights to QUADRAMET from Berlex Laboratories in August 2003; and

•	enhancing our marketed product portfolio through marketing alliances and strategic arrangements.

Although we have taken these affirmative steps, we may never be able to successfully implement them, and our ability to generate and sustain significant additional revenues or achieve profitability will depend upon the risk factors discussed elsewhere in this section entitled, “Risk Factors” or in our Annual Report on Form 10-K for the year ended December 31, 2005. As a result, we may never be able to generate or sustain significant additional revenue or achieve profitability.

We depend on sales of QUADRAMET and PROSTASCINT for substantially all of our near-term revenues.

We expect QUADRAMET and PROSTASCINT to account for substantially all of our product revenues in the near future. For the quarter ended September 30, 2006, revenues from QUADRAMET and PROSTASCINT accounted for approximately 48% and 52%, respectively, of our product revenues. For the nine months ended September 30, 2006, revenues from QUADRAMET and PROSTASCINT accounted for approximately 49% and 51%, respectively, of our product revenues. If QUADRAMET or PROSTASCINT does not achieve broader market acceptance, either because we fail to effectively market such products or our competitors introduce competing products, we may not be able to generate sufficient revenue to become profitable.

We will depend on the market acceptance of SOLTAMOX and CAPHOSOL for future revenues.

On April 21, 2006, we and Savient entered into a distribution agreement granting us exclusive marketing rights for SOLTAMOX in the United States. We introduced SOLTAMOX to the U.S. oncology market in August 2006. We have not recognized any sales of SOLTAMOX as of September 30, 2006.

On October 11, 2006, we entered into a license agreement with Inpharma granting us exclusive marketing rights for CAPHOSOL in North America. We expect to launch CAPHOSOL during the first quarter of 2007.

Our future growth and success will depend on market acceptance of SOLTAMOX and CAPHOSOL by healthcare providers, third-party payors and patients. Market acceptance will depend, in part, on our ability to demonstrate to these parties the effectiveness of these products. Sales of these products will also depend on the availability of favorable coverage and reimbursement by governmental healthcare programs such as Medicare and Medicaid as well as private health insurance plans. If SOLTAMOX or CAPHOSOL does not achieve market acceptance, either because we fail to effectively market such products or our competitors introduce competing products, we may not be able to generate sufficient revenue to become profitable.

A small number of customers account for the majority of our sales, and the loss of one of them, or changes in their purchasing patterns, could result in reduced sales, thereby adversely affecting our operating results.

We sell our products to a small number of radiopharmacy networks. During the nine months ended September 30, 2006, we received 63% of our total revenues from three customers, as follows: 41% from Cardinal Health (formerly Syncor International Corporation); 13% from Mallinckrodt Inc.; and 9% from GE Healthcare (formerly Amersham Health). During the year ended December 31, 2005, we received 67% of our total revenues from three customers, as follows: 47% from Cardinal Health (formerly Syncor International Corporation); 11% from Mallinckrodt Inc.; and 9% from GE Healthcare (formerly Amersham Health). During the year ended December 31, 2004, we received 68% of our total revenues from three customers, as follows: 46% from Cardinal Health (formerly Syncor International Corporation); 12% from Mallinckrodt Inc.; and 10% from GE Healthcare (formerly Amersham Health).

The small number of radiopharmacies, consolidation in this industry or financial difficulties of these radiopharmacies could result in the combination or elimination of customers for our products. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon sales to a small number of customers. As a result of this customer concentration, our revenues from quarter to quarter and business, financial condition and results of operations may be subject to substantial period-to-period fluctuations. In addition, our business, financial condition and results of operations could be materially adversely affected by the failure of customer orders to materialize as and when anticipated. None of our customers have entered into an agreement requiring on-going minimum purchases from us. We cannot assure you that our principal customers will continue to purchase products from us at current levels, if at all. The loss of one or more major customers could have a material adverse effect on our business, financial condition and results of operations.

There are risks associated with the manufacture and supply of our products.

If we are to be successful, our products will have to be manufactured by contract manufacturers in compliance with regulatory requirements and at costs acceptable to us. If we are unable to successfully arrange for the manufacture of our products and product candidates, either because potential manufacturers are not cGMP compliant, are not available or charge excessive amounts, we will not be able to successfully commercialize our products and our business, financial condition and results of operations will be significantly and adversely affected.

PROSTASCINT is currently manufactured at a current Good Manufacturing Practices, or cGMP, compliant manufacturing facility operated by Laureate Pharma, Inc. Although we entered into another agreement with Laureate in September 2006 which provides for Laureate’s manufacture of PROSTASCINT for us, our failure to maintain a long term supply agreement on commercially reasonable terms will have a material adverse effect on our business, financial condition and results of operations. In October 2004, Laureate was acquired by Safeguard Scientifics, Inc. Laureate has continued to operate as a full service contract manufacturing organization and we have not experienced any disruption in Laureate’s performance of its obligations to produce PROSTASCINT.

We have an agreement with Bristol-Myers Squibb Medical Imaging, Inc., or BMS-MI, to manufacture QUADRAMET for us. Both primary components of QUADRAMET, particularly Samarium-153 and EDTMP, are provided to BMS-MI by outside suppliers. Due to radioactive decay, Samarium-153 must be produced on a weekly basis. BMS-MI obtains its requirements for Samarium-153 from a sole supplier and EDTMP from another sole supplier. Alternative sources for these components may not be readily available, and any alternative supplier would have to be identified and qualified, subject to all applicable regulatory guidelines. If BMS-MI cannot obtain sufficient quantities of the components on commercially reasonable terms, or in a timely manner, it would be unable to manufacture QUADRAMET on a timely and cost-effective basis, which would have a material adverse effect on our business, financial condition and results of operations.

We have a supply agreement with Rosemont to manufacture SOLTAMOX for us. The supply agreement with Rosemont will terminate upon the expiration of the last to expire patent covering SOLTAMOX in the United States, which is currently June 2018. Our failure to maintain a long term supply agreement for SOLTAMOX on commercially reasonable terms will have a material adverse effect on our business, financial condition and results of operations.

We currently are negotiating with a third party manufacturer to manufacture CAPHOSOL for us. Our failure to maintain a long term supply agreement for CAPHOSOL on commercially reasonable terms will have a material adverse effect on our business, financial condition and results of operations.

We, along with our contract manufacturers and our testing laboratories, are required to adhere to FDA regulations setting forth requirements for cGMP, and similar regulations in other countries, which include extensive testing, control and documentation requirements. Ongoing compliance with cGMP, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA, and by comparable agencies in other countries. Failure of our contract vendors or us to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant pre-market clearance or pre-market approval of drugs, delays, suspension or withdrawal of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions any of which could significantly and adversely affect our business, financial condition and results of operations.

We rely heavily on our collaborative partners.

Our success depends largely upon the success and financial stability of our collaborative partners. We have entered into the following agreements for the development, sale, marketing, distribution and manufacture of our products, product candidates and technologies:

•	a license agreement with The Dow Chemical Company relating to the QUADRAMET technology;

•	a manufacturing and supply agreement for the manufacture of QUADRAMET with Bristol-Myers Squibb Medical Imaging, Inc.;

•	a manufacturing agreement for the manufacture of PROSTASCINT with Laureate Pharma, L.P.;

•	marketing, license and supply agreements with Advanced Magnetics, Inc. related to COMBIDEX and ferumoxytol (formerly Code 7228);

•	a distribution services agreement with Cardinal Health 105, Inc. (formerly CORD Logistics, Inc.) for PROSTASCINT;

•	a license agreement with The Dow Chemical Company relating to Dow’s proprietary MeO-DOTA bifunctional chelant technology for use with our CYT-500 program;

•	a development and manufacturing agreement with Laureate Pharma, L.P. for the scale-up for the cGMP manufacturing of a MeO-DOTA chelator conjugate of the 7E11-C5 monoclonal antibody;

•	a distribution agreement with Savient and a manufacture and supply agreement with Savient and Rosemont related to the supply and marketing of SOLTAMOX;

•	a purchase and supply agreement with OTN for the distribution of SOLTAMOX; and

•	a license agreement with Inpharma AS for the marketing of CAPHOSOL.

Because our collaborative partners are responsible for certain manufacturing and distribution activities, among others, these activities are outside our direct control and we rely on our partners to perform their obligations. In the event that our collaborative partners are entitled to enter into third party arrangements that may economically disadvantage us, or do not perform their obligations as expected under our agreements, our products may not be commercially successful. As a result, any success may be delayed and new product development could be inhibited with the result that our business, financial condition and results of operation could be significantly and adversely affected.

In January 2006, we filed a complaint against Advanced Magnetics in the Massachusetts Superior Court for breach of contract, fraud, unjust enrichment, and breach of the implied covenant of good faith and fair dealing in connection with the parties’ 2000 license agreement. The complaint seeks damages along with a request for specific performance requiring Advanced Magnetics to take all reasonable steps to secure FDA approval of COMBIDEX in compliance with the terms of the licensing agreement. In February 2006, Advanced Magnetics filed an answer to our complaint and asserted various counterclaims, including tortuous interference, defamation, consumer fraud and abuse of process. We believe these counterclaims have no merit and we plan to conduct a vigorous defense of these claims.

Certain of our products are in the early stages of development and commercialization and we may never achieve the revenue goals set forth in our business plan.

We began operations in 1980 and have since been engaged primarily in research directed toward the development, commercialization and marketing of products to improve the diagnosis and treatment of cancer. In October 1996, we introduced for commercial use our PROSTASCINT imaging agent. In March 1997, we introduced for commercial use our QUADRAMET therapeutic product. In June 2003, we reacquired the marketing rights to QUADRAMET in North America and Latin America.

In April 2006, we executed a distribution agreement with Savient granting us exclusive marketing rights for SOLTAMOX in the United States. SOLTAMOX, an oral liquid hormonal therapy, is approved for marketing in the United States. We introduced SOLTAMOX to the U.S. oncology market in August 2006.

On October 11, 2006, we entered into a license agreement with Inpharma granting us exclusive marketing rights for CAPHOSOL in North America. We expect to launch CAPHOSOL during the first quarter of 2007.

In May 2006, the U.S. Food and Drug Administration, referred to herein as FDA, cleared an Investigational New Drug application for CYT-500, our lead therapeutic candidate targeting PSMA. We expect to begin the first U.S. Phase I clinical trial of CYT-500 in patients with hormone- refractory prostate cancer, subject to Institutional Review Board (IRB) approval at the planned clinical site. CYT-500 uses the same monoclonal antibody from our PROSTASCINT molecular imaging agent, but is linked through a higher affinity linker than is used for PROSTASCINT to a therapeutic as opposed to an imaging radionuclide. This PSMA technology is still in the early stages of development. We cannot assure you that we will be able to commercialize this product in the future.

In August 2000, we entered into a license and marketing agreement with Advanced Magnetics for COMBIDEX, for all applications, and ferumoxytol (formerly Code 7228) for oncology applications only. We have exclusive United States marketing rights to COMBIDEX. On March 3, 2005, the FDA’s Oncologic Drugs Advisory Committee (ODAC) voted 15 to 4 to not recommend approval of the proposed broad indication for COMBIDEX being sought by Advanced Magnetics. On March 24, 2005, Advanced Magnetics, Inc. informed us that Advanced Magnetics received an approvable letter from the FDA for COMBIDEX, subject to certain conditions.

We cannot assure you, however, that Advanced Magnetics will obtain approval from the FDA for COMBIDEX on a timely basis, if at all. If Advanced Magnetics does not secure regulatory approval for COMBIDEX, we will not be permitted to sell and market COMBIDEX as we have anticipated and we will not realize any return on the significant amount of time and resources we have allocated to COMBIDEX. Ferumoxytol is being developed by Advanced Magnetics for use as an iron replacement therapeutic in chronic kidney disease patients and Advanced Magnetics has stated that no clinical applications are currently planned or contemplated for oncology applications. We cannot assure you that ferumoxytol will be developed for oncology applications.

In July 2004, as part of our continuing efforts to reduce non-strategic expenses, we initiated the closure of facilities at our AxCell Biosciences subsidiary. Research projects through academic, governmental and corporate collaborators will continue to be supported and additional applications for the intellectual property and technology at AxCell are being pursued. We may be unable to further develop or commercialize any of these products and technologies in the future.

Our business is therefore subject to the risks inherent in an early-stage biopharmaceutical business enterprise, such as the need:

•	to obtain sufficient capital to support the expenses of developing our technology and commercializing our products;

•	to ensure that our products are safe and effective;

•	to obtain regulatory approval for the use and sale of our products;

•	to manufacture our products in sufficient quantities and at a reasonable cost;

•	to develop a sufficient market for our products; and

•	to attract and retain qualified management, sales, technical and scientific staff.

The problems frequently encountered using new technologies and operating in a competitive environment also may affect our business, financial condition and results of operations. If we fail to properly address these risks and attain our business objectives, our business could be significantly and adversely affected.

We depend on attracting and retaining key personnel.

We are highly dependent on the principal members of our management and scientific staff. The loss of their services might significantly delay or prevent the achievement of development or strategic objectives. Our success depends on our ability to retain key employees and to attract additional qualified employees. Competition for personnel is intense, and therefore we may not be able to retain existing personnel or attract and retain additional highly qualified employees in the future.

On June 20, 2006, Christopher P. Schnittker resigned as our Senior Vice President and Chief Financial Officer to pursue other career opportunities. On October 26, 2006, we announced the appointment of Kevin Bratton as our new chief financial officer. A finance executive with more than 35 years of experience in healthcare, biotechnology and technology, Mr. Bratton was previously chief financial officer at Metrologic Instruments, Inc. (NASDAQ: MTLG), a global technology company. During his tenure at Metrologic, Mr. Bratton directed the company’s finance operations during a period of significant growth in sales, net income, cash flow from operations, and working capital.

We do not carry key person life insurance policies and we do not typically enter into long-term arrangements with our key personnel. If we are unable to hire and retain personnel in key positions, our business, financial condition and results of operations could be significantly and adversely affected unless qualified replacements can be found.

We expect to raise additional capital, which may not be available.

Our cash and cash equivalents were $27.0 million at September 30, 2006. On November 7, 2006, we entered into purchase agreements with certain institutional investors for the sale of 7,092,203 shares of our common stock and 3,546,107 warrants to purchase shares of our common stock, through a private placement offering. The transaction closed on November 10, 2006. The warrants have an exercise price of $3.32 per share and are exercisable beginning six months and ending five years after their issuance. In exchange for $2.82, the purchasers will receive one share of common stock and warrants to purchase .5 shares of common stock. The offering provided gross proceeds of approximately $20 million to us before deducting costs associated with the offering. We expect that our existing capital resources at September 30, 2006, along with the proceeds received from this November 2006 sale of equity, should be adequate to fund our operations and commitments into the second half of 2007.

We have incurred negative cash flows from operations since our inception and have expended, and expect to continue to expend in the future, substantial funds based upon the:

•	success of our product commercialization efforts;

•	success of any future acquisitions of complementary products and technologies we may make;

•	magnitude, scope and results of our product development and research and development efforts;

•	progress of preclinical studies and clinical trials;

•	progress toward regulatory approval for our products;

•	costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

•	competing technological and market developments; and

•	expansion of strategic alliances for the sale, marketing and distribution of our products.

Our business or operations may change in a manner that would consume available resources more rapidly than anticipated. We expect that we will have additional requirements for debt or equity capital, irrespective of whether and when we reach profitability, for further product development costs, product and technology acquisition costs and working capital. To the extent that our currently available funds and revenues are insufficient to meet current or planned operating requirements, we will be required to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others, or through other sources. These financial sources may not be available when we need them or they may be available, but on terms that are not commercially acceptable to us. If adequate funds are not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. If adequate funds are not available, our business, financial condition and results of operations will be materially and adversely affected.

Risks Related to Intellectual Property and Government Regulation

Our business depends upon our patents and proprietary rights and the enforcement of these rights. Our failure to obtain and maintain patent protection may increase competition and reduce demand for our technology.

As a result of the substantial length of time and expense associated with developing products and bringing them to the marketplace in the biotechnology and agricultural industries, obtaining and maintaining patent and trade secret protection for technologies, products and processes is of vital importance. Our success will depend in part on several factors, including, without limitation:

•	our ability to obtain patent protection for our technologies and processes;

•	our ability to preserve our trade secrets; and

•	our ability to operate without infringing the proprietary rights of other parties both in the United States and in foreign countries.

Although we believe that our technology is unique and will not violate or infringe upon the proprietary rights of any third party, we cannot assure you that these claims will not be made or if made, could be successfully defended against. If we do not obtain and maintain patent protection, we may face increased competition in the United States and internationally, which would have a material adverse effect on our business.

Since patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific and patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of the inventions covered by our pending patent applications or that we were the first to file patent applications for these inventions.

In addition, among other things, we cannot assure you that:

•	our patent applications will result in the issuance of patents;

•	any patents issued or licensed to us will be free from challenge and that if challenged, would be held to be valid;

•	any patents issued or licensed to us will provide commercially significant protection for our technology, products and processes;

•	other companies will not independently develop substantially equivalent proprietary information which is not covered by our patent rights;

•	other companies will not obtain access to our know-how;

•	other companies will not be granted patents that may prevent the commercialization of our technology; or

•	we will not require licensing and the payment of significant fees or royalties to third parties for the use of their intellectual property in order to enable us to conduct our business.

Our competitors may allege that we are infringing upon their intellectual property rights, forcing us to incur substantial costs and expenses in resulting litigation, the outcome of which would be uncertain.

Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. We are like most biotechnology companies in that our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. In addition, if issued, our patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

The U.S. Patent and Trademark Office, or PTO, and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries.

We could become involved in infringement actions to enforce and/or protect our patents. Regardless of the outcome, patent litigation is expensive and time consuming and would distract our management from other activities. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we could because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any patent litigation could limit our ability to continue our operations.

If our technology infringes the intellectual property of our competitors or other third parties, we may be required to pay license fees or damages.

If any relevant claims of third-party patents that are adverse to us are upheld as valid and enforceable, we could be prevented from commercializing our technology or could be required to obtain licenses from the owners of such patents. We cannot assure you that such licenses would be available or, if available, would be on acceptable terms. Some licenses may be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. In addition, if any parties successfully claim that the creation or use of our technology infringes upon their intellectual property rights, we may be forced to pay damages, including treble damages.

Our security measures may not adequately protect our unpatented technology and, if we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology may be adversely affected.

Our success depends upon know-how, unpatentable trade secrets, and the skills, knowledge and experience of our scientific and technical personnel. As a result, we require all employees to agree to a confidentiality provision that prohibits the disclosure of confidential information to anyone outside of our company, during the term of employment and thereafter. We also require all employees to disclose and assign to us the rights to their ideas, developments, discoveries and inventions. We also attempt to enter into similar agreements with our consultants, advisors and research collaborators. We cannot assure you that adequate protection for our trade secrets, know-how or other proprietary information against unauthorized use or disclosure will be available.

We occasionally provide information to research collaborators in academic institutions and request the collaborators to conduct certain tests. We cannot assure you that the academic institutions will not assert intellectual property rights in the results of the tests conducted by the research collaborators, or that the academic institutions will grant licenses under such intellectual property rights to us on acceptable terms, if at all. If the assertion of intellectual property rights by an academic institution is substantiated, and the academic institution does not grant intellectual property rights to us, these events could limit our ability to commercialize our technology.

Our business is subject to various government regulations and, if we are unable to obtain regulatory approval, we may not be able to continue our operations.

At present, the U.S. federal government regulation of biotechnology is divided among three agencies:

•	the USDA regulates the import, field testing and interstate movement of specific types of genetic engineering that may be used in the creation of transgenic plants;

•	the EPA regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transgenic plants; and

•	the FDA regulates foods derived from new plant varieties.

The FDA requires that transgenic plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food’s structure, the FDA does not require any additional standards or specific approval for genetically engineered foods, but expects transgenic plant developers to consult the FDA before introducing a new food into the marketplace.

Use of our technology, if developed for human health applications, will also be subject to FDA regulation. The FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the U.S., any products resulting from the application of our human health technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

We believe that our current activities, which to date have been confined to research and development efforts, do not require licensing or approval by any governmental regulatory agency. However, federal, state and foreign regulations relating to crop protection products and human health applications developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. Accordingly, we may become subject to governmental regulations or approvals or become subject to licensing requirements in connection with our research and development efforts. We may also be required to obtain such licensing or approval from the governmental regulatory agencies described above, or from state agencies, prior to the commercialization of our genetically transformed plants and human health technology. In addition, our marketing partners who utilize our technology or sell products grown with our technology may be subject to government regulations. If unfavorable governmental regulations are imposed on our technology or if we fail to obtain licenses or approvals in a timely manner, we may not be able to continue our operations.

Preclinical studies and clinical trials of our human health applications may be unsuccessful, which could delay or prevent regulatory approval.

Preclinical studies may reveal that our human health technology is ineffective or harmful, and/or clinical trials may be unsuccessful in demonstrating efficacy and safety of our human health technology, which would significantly limit the possibility of obtaining regulatory approval for any drug or biologic product manufactured with our technology. The FDA requires submission of extensive preclinical, clinical and manufacturing data to assess the efficacy and safety of potential products. Furthermore, the success of preliminary studies does not ensure commercial success, and later-stage clinical trials may fail to confirm the results of the preliminary studies.

Even if we receive regulatory approval, consumers may not accept products containing our technology, which will prevent us from being profitable since we have no other source of revenue.

We cannot guarantee that consumers will accept products containing our technology. Recently, there has been consumer concern and consumer advocate activism with respect to genetically engineered consumer products. The adverse consequences from heightened consumer concern in this regard could affect the markets for products developed with our technology and could also result in increased government regulation in response to that concern. If the public or potential customers perceive our technology to be genetic modification or genetic engineering, agricultural products grown with our technology may not gain market acceptance.

Increasing political and social turmoil, such as terrorist and military actions, increase the difficulty for us and our strategic partners to forecast accurately and plan future business activities.

Recent political and social turmoil, including the conflict in Iraq and the current crisis in the Middle East, can be expected to put further pressure on economic conditions in the United States and worldwide. These political, social and economic conditions may make it difficult for us to plan future business activities.

Risks Related to Our Common Stock

Our stockholders may experience substantial dilution as a result of the exercise of outstanding options and warrants to purchase our common stock.

As of September 30, 2006, stock options and warrants to purchase 5,273,992 shares of our common stock were outstanding. In addition, as of September 30, 2006, we have 178,700 nonvested shares outstanding and have reserved an additional 2,201,325 shares of our common stock for future issuance of options granted pursuant to our 2006 Equity Compensation Plan, 2004 Stock Incentive Plan, 2004 Non-Employee Director Stock Incentive Plan and 2005 Employee Stock Purchase Plan. As of November 10, 2006, upon the closing of the private placement of equity securities, we have outstanding warrants to purchase approximately 7,279,193 shares of our common stock. The exercise of these options and warrants will result in dilution to our existing stockholders and could have a material adverse effect on our stock price.

A significant portion of our total outstanding shares of common stock may be sold in the market in the near future, which could cause the market price of our common stock to drop significantly.

As of September 30, 2006, we had 22,502,407 shares of our common stock issued and outstanding, all of which are either eligible to be sold under SEC Rule 144 or are in the public float. In addition, we have registered shares of our Common Stock underlying warrants previously issued on numerous Form S-3 registration statements, and we have also registered shares of our common stock underlying options granted or to be granted under our stock option plan. As of November 10, 2006, upon closing of our private placement of equity securities, we had 29,594,610 shares of our common stock issued and outstanding, which number includes the shares being registered hereby. Consequently, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, may have a material adverse effect on our stock price.

Our common stock has a limited trading market, which could limit your ability to resell your shares of common stock at or above your purchase price.

Our common stock is quoted on the NASDAQ Global Market and currently has a limited trading market. The NASDAQ Global Market requires us to meet minimum financial requirements in order to maintain our listing. Currently, we believe that we meet the continued listing requirements of the NASDAQ Global Market. We cannot assure you that an active trading market will develop or, if developed, will be maintained. As a result, our stockholders may find it difficult to dispose of shares of our common stock and, as a result, may suffer a loss of all or a substantial portion of their investment.

The market price of our common stock may fluctuate and may drop below the price you paid.

We cannot assure you that you will be able to resell the shares of our common stock at or above your purchase price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	quarterly variations in operating results;

•	the progress or perceived progress of our research and development efforts;

•	changes in accounting treatments or principles;

•	announcements by us or our competitors of new technology, product and service offerings, significant contracts, acquisitions or strategic relationships;

•	additions or departures of key personnel;

•	future offerings or resales of our common stock or other securities;

•	stock market price and volume fluctuations of publicly-traded companies in general and development companies in particular; and

•	general political, economic and market conditions.

Our common stock may be subject to the “penny stock” regulations which may affect the ability of our stockholders to sell their shares.

The NASDAQ Global Market requires us to meet minimum financial requirements in order to maintain our listing. Currently, we believe we meet the continued listing requirements of the NASDAQ Global Market. If we do not continue to meet the continued listing requirements, we could be delisted. If we are delisted from the NASDAQ Global Market, our common stock likely will become a “penny stock.” In general, regulations of the SEC define a “penny stock” to be an equity security that is not listed on a national securities exchange or the NASDAQ Stock Market and that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If our common stock becomes a penny stock, additional sales practice requirements would be imposed on broker-dealers that sell such securities to persons other than certain qualified investors. For transactions involving a penny stock, unless exempt, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to the sale. In addition, the rules on penny stocks require delivery, prior to and after any penny stock transaction, of disclosures required by the SEC.

If our common stock were subject to the rules on penny stocks, the market liquidity for our common stock could be severely and adversely affected. Accordingly, the ability of holders of our common stock to sell their shares in the secondary market may also be adversely affected.

The liquidity of our common stock could be adversely affected if we are delisted from the NASDAQ Global Market.

In the event that we are unable to maintain compliance with all relevant NASDAQ Listing Standards, our securities may be subject to delisting from the NASDAQ Global Market. If such delisting occurs, the market price and market liquidity of our common stock may be adversely affected. Such listing standards include, among other things, requirements related to the market value of our listed securities and publicly-held shares, and the minimum bid price for such shares. The minimum bid requirement is $1.00 per share. On December 15, 2006, the closing sale price of our common stock as reported by NASDAQ was $2.42.

If faced with delisting, we may submit an application to transfer the listing of our common stock to the NASDAQ Capital Market. Alternatively, if our common stock is delisted by NASDAQ, our common stock would be eligible to trade on the OTC Bulletin Board maintained by NASDAQ, another over-the-counter quotation system, or on the pink sheets where an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to a rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock.

Delisting from NASDAQ would make trading our common stock more difficult for investors, potentially leading to further declines in our share price. It would also make it more difficult for us to raise additional capital. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our shareholders to sell our common stock in the secondary market.

Because we do not intend to pay, and have not paid, any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless the value of our common stock appreciates and they sell their shares.

We have never paid or declared any cash dividends on our common stock and we intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, our stockholders will not be able to receive a return on their investment unless the value of our common stock appreciates and they sell their shares.

We will be obligated to pay liquidated damages if the registration statement is not declared effective within a certain period of time.

On November 7, 2006, we entered into a securities purchase agreement with certain purchasers. In connection with the securities purchase agreement, we entered into a registration rights agreement in which we were obligated to file this registration statement within 30 days after the closing date of the securities purchase agreement. If(A)(x) a registration statement covering the securities sold under the securities purchase agreement is not declared effective by the SEC prior to the earlier of (i) five business days after the SEC shall have informed us that no review of the registration statement will be made or that the SEC has no further comments on the registration statement, or (ii) the 120th day after the closing date of the securities purchase agreement, or (y) a registration statement covering the securities sold by the securities purchase agreement is not declared effective by the SEC within 120 days following the time such registration statement was required to be flied, or (B) after a registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason (excluding the inability of any purchaser to sell the securities covered by the securities purchase agreement due to market conditions), then we will be obligated to make pro rata payments to each purchaser, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount invested by such purchaser for the first 30 day period, and each subsequent 30 day period, or pro rata for any portion thereof following the date by which such registration statement should have been effective.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955, Section 27A of the Securities Act of 1933 and Section 21E of

the Securities Exchange Act of 1934 based upon the beliefs of our management, as well as assumptions made by, and the information currently available to, our management. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot assure you that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. We may receive the proceeds from the exercise of warrants held by the selling stockholders, if any are exercised.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the issuance and registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ Global Market listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, the common stock ownership of the selling stockholders, as of November 10, 2006, as adjusted to reflect the sale of the common stock in this offering. Except as described in this prospectus, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The 10,638,310 shares covered by this prospectus represent approximately 32.1% of our common stock, based on 33,140,717 shares of common stock outstanding as of November 10, 2006, which includes an aggregate of 3,546,107 shares of our common stock issuable upon the exercise of warrants held by the selling stockholders plus the shares covered by this prospectus. We considered the following factors and made the following assumptions regarding the table:

•	beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire common stock within 60 days of November 10, 2006;

•	unless otherwise indicated below, to our knowledge, the selling stockholders named below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law; and

•	the selling stockholders may sell all of the securities offered by this prospectus under certain circumstances.

Notwithstanding these assumptions, the selling stockholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the selling stockholders will sell under this prospectus.

Each of the selling stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name of Selling Stockholders	Beneficial Ownership of Selling Stockholders Prior to Offering(1)		Number of Shares Offered Hereby(2)	Beneficial Ownership of Shares After Offering(2) (3)
	Number	Percent	Number	Number	Percent
Acqua Wellington North America Equities, Ltd. (4)	212,766	*	212,766	—	—
Alexandra Global Master Fund, Ltd. (5)	797,873	2.4%	797,873	—	—
Banc of America Strategic Investments Corporation (6)	521,277	1.6%	521,277	—	—
Caduceus Capital Master Fund Limited (7)	1,162,500	3.5%	412,500	750,000	2.3%
Caduceus Capital II, L.P. (8)	675,000	2.0%	300,000	375,000	1.1%
Capital Ventures International (9)	664,895	2.0%	664,895	—	—
Clarion Capital Corporation (10)	265,958	*	265,958	—	—
Fort Mason Master, LP (11)	1,248,804	3.8%	1,248,804	—	—
Fort Mason Partners, LP (12)	80,984	*	80,984	—	—
HFR SHC Aggressive Master Trust (13)	205,317	*	58,830	146,487	*
Highbridge International LLC (14)	1,205,262	3.6%	797,873	407,389	1.2%
Hudson Bay Fund LP (15)	63,830	*	63,830	—	—
Hudson Bay Overseas Fund Ltd. (16)	69,150	*	69,150	—	—
Iroquois Master Fund, Ltd. (17)	588,416	1.8%	265,958	322,458	1.0%
LBI Group, Inc. (18)	1,595,745	4.8%	1,595,745	—	—
Little Gem Life Sciences Fund LLC (19)	53,192	*	53,192	—	—
Medical Strategy GmbH on behalf of PHARMA /wHEALTH (20)	136,088	*	79,788	56,300	*
Merlin Biomed Offshore Master Fund (21)	328,800	*	90,000	238,800	*
Merlin Long Term Appreciation, LP (22)	221,200	*	60,000	161,200	*
Merlin Nexus II, LP (23)	750,000	2.3%	750,000	—	—
Nite Capital, LP (24)	265,958	*	265,958	—	—

Name of Selling Stockholders	Beneficial Ownership of Selling Stockholders Prior to Offering(1)		Number of Shares Offered Hereby(2)	Beneficial Ownership of Shares After Offering(2) (3)
	Number	Percent	Number	Number	Percent
Oppenheim Pramerica Asset Management S.a.r.l. on behalf of FCP OP MEDICAL BioHe@lth-Trends (25)	1,006,105	3.0%	531,915	474,190	1.4%
Otago Partners, LLC (26)	151,730	*	132,980	18,750	*
PW Eucalyptus Fund, Ltd. (27)	92,500	*	30,000	62,500	*
R&R Biotech Partners LLC (28)	223,406	*	223,406	—	—
Steelhead Investments Ltd. (29)	802,128	2.4%	802,128	—	—
UBS Eucalyptus Fund, LLC (30)	837,500	2.5%	262,500	575,000	1.7%

*	Less than one percent.

(1)	Shares of common stock issuable under stock options and warrants that are exercisable within 60 days after November 10, 2006 and an aggregate of 3,546,107 shares of common stock issuable under warrants that are exercisable after May 9, 2007, are deemed outstanding for computing the percentage ownership of the selling stockholder holding the options or warrants, prior to and after giving effect to the offering, but are not deemed outstanding for computing the percentage ownership of any other selling stockholder.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	Shares of common stock issuable under stock options and warrants that are exercisable within 60 days after November 10, 2006 are deemed outstanding for computing the percentage ownership of the selling stockholder holding the options or warrants, prior to and after giving effect to the offering, but are not deemed outstanding for computing the percentage ownership of any other selling stockholder.

(4)	Azimuth Opportunity, Ltd. has voting and investment control over the shares of common stock and warrants to purchase common stock held by Acqua Wellington North America Equities, Ltd., and Peter W. Poole is the general partner of Azimuth Opportunity, Ltd., but each disclaim beneficial ownership of such shares and warrants to purchase common stock held by Acqua Wellington North America Equities, Ltd., except to the extent of any pecuniary interest therein. Consists of 141,844 shares of common stock and warrants to purchase 70,922 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(5)	Alexandra Investment Management, LLC, serves as investment adviser to Alexandra Global Master Fund, Ltd., and Mikhail A. Filimonov is the managing member of Alexandra Investment Management, LLC, and thus has voting and investment control over the shares of common stock and warrants to purchase common stock held by Alexandra Global Master Fund, Ltd., but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 531,915 shares of common stock and warrants to purchase 265,958 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(6)	Banc of America Strategic Investments Corporation is an affiliate of Bank of America Securities LLC, Banc of America Investment Securities, Inc., BACAP Distributors, LLC, Banc of America Futures, Incorporated, Fleet Securities, Inc., Quick & Reilly, Inc., Columbia Fund Distributor, Inc., and Columbia Financial Center, Inc., each of whom is a registered broker-dealer. See Plan of Distribution for additional disclosure. As Banc of America Strategic Investments Corporation is a wholly owned direct subsidiary of Bank of America Corporation, Bank of America Corporation has voting and investment control over the shares of common stock and warrants to purchase common stock held by Banc of America Strategic Investments Corporation. Consists of 347,518 shares of common stock and warrants to purchase 173,759 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(7)	Orbimed Capital LLC has voting and investment control over the shares of common stock and warrants to purchase common stock held by Caduceus Capital Master Fund Limited, and Samuel D. Isaly is the managing partner of Orbimed Capital LLC, but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 875,000 shares of common stock and warrants to purchase 137,500 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 150,000 shares of common stock.

(8)	Orbimed Advisers LLC has voting and investment control over the shares of common stock and warrants to purchase common stock held by Caduceus Capital II, L.P., and Samuel D. Isaly is the managing partner of Orbimed Advisers LLC, but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 500,000 shares of common stock and warrants to purchase 100,000 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 75,000 shares of common stock.

(9)	Capital Ventures International is an affiliate of registered broker-dealers. See Plan of Distribution for additional disclosure. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, and Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., has voting and investment control over the shares of common stock and warrants to purchase common stock held by Capital Ventures International, but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 443,263 shares of common stock and warrants to purchase 221,632 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(10)	Morton A. Cohen has voting and investment control over the shares of common stock and warrants to purchase common stock held by Clarion Capital Corporation, but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 177,305 shares of common stock and warrants to purchase 88,653 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(11)	Fort Mason Capital, LLC, as the general partner of Fort Mason Master, LP, has voting and investment control over the shares of common stock and warrants to purchase common stock held by Fort Mason Master, LP, and Daniel German serves as the sole managing member of Fort Mason Capital, LLC, but each of Fort Mason Capital, LLC and Daniel German disclaim beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 832,536 shares of common stock and warrants to purchase 416,268 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(12)	Fort Mason Capital, LLC, as the general partner of Fort Mason Partners, LP, has voting and investment control over the shares of common stock and warrants to purchase common stock held by Fort Mason Partners, LP, and Daniel German serves as the sole managing member of Fort Mason Capital, LLC, but each of Fort Mason Capital, LLC and Daniel German disclaim beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 53,989 shares of common stock and warrants to purchase 26,995 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(13)	Orbimed Capital LLC has voting and investment control over the shares of common stock and warrants to purchase common stock held by HFR SHC Aggressive Master Trust, and Samuel D. Isaly is the managing partner of Orbimed Capital LLC, but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 156,410 shares of common stock and warrants to purchase 19,610 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 29,297 shares of common stock.

(14)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting and investment control over the shares of common stock and warrants to purchase common stock held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting and investment control over the shares of common stock and warrants to purchase common stock held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of such shares and warrants held by Highbridge International LLC, except to the extent of any pecuniary interest therein. Consists of 531,915 shares of common stock and warrants to purchase 265,958 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 407,389 shares of common stock.

(15)	Hudson Bay Fund LP is an affiliate of XTF Market Making LLC and XTF Capital LLC, each of whom is a registered broker-dealer. See Plan of Distribution for additional disclosure. Yoav Roth and John Doscas share voting and investment control over the shares of common stock and warrants to purchase common stock held by Hudson Bay Fund LP, but they each disclaim beneficial ownership of such shares and warrants to purchase common stock held by Hudson Bay Fund LP, except to the extent of any pecuniary interest therein. Consists of 42,553 shares of common stock and warrants to purchase 21,277 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(16)	Hudson Bay Overseas Fund Ltd. is an affiliate of XTF Market Making LLC and XTF Capital LLC, each of whom is a registered broker-dealer. See Plan of Distribution for additional disclosure. Yoav Roth and John Doscas share voting and investment control over the shares of common stock and warrants to purchase common stock held by Hudson Bay Overseas Fund Ltd., but they each disclaim beneficial ownership of such shares and warrants to purchase common stock held by Hudson Bay Overseas Fund Ltd., except to the extent of any pecuniary interest therein. Consists of 46,100 shares of common stock and warrants to purchase 23,050 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(17)	Joshua Silverman has voting and investment control over the shares of common stock and warrants to purchase common stock held by Iroquois Master Fund, Ltd., but he disclaims beneficial ownership of such shares and warrants, except to extent of any pecuniary interest therein. Consists of 348,610 shares of common stock and warrants to purchase 88,653 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 151,153 shares of common stock.

(18)	LBI Group, Inc. is an affiliate of Lehman Brothers Holdings, Inc., a registered broker-dealer. See Plan of Distribution for additional disclosure. Consists of 1,063,830 shares of common stock and warrants to purchase 531,915 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(19)	Jeffrey Benison has voting and investment control over the shares of common stock and warrants to purchase common stock held by Little Gem Life Sciences Fund LLC, but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 35,461 shares of common stock and warrants to purchase 17,731 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(20)	PHARMA/wHEALTH is a Luxembourg investment fund managed by PHARMA/wHEALTH Management Company S.A. The beneficial owners of the shares of common stock and warrants to purchase common stock held by PHARMA/wHEALTH are the unitholders of the fund PHARMA/wHEALTH. Consists of 109,492 shares of common stock and warrants to purchase 26,596 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(21)	Stuart Weisbrod has voting and investment control over the shares of common stock and warrants to purchase common stock held by Merlin Biomed Offshore Master Fund, but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 298,800 shares of common stock and warrants to purchase 30,000 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007

(22)	Stuart Weisbrod has voting and investment control over the shares of common stock and warrants to purchase common stock held by Merlin Long Term Appreciation, LP, but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 201,200 shares of common stock and warrants to purchase 20,000 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(23)	Dominique Semon has voting and investment control over the shares of common stock and warrants to purchase common stock held by Merlin Nexus II, LP, but she disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 500,000 shares of common stock and warrants to purchase 250,000 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(24)	Keith Goodman, as manager of the general partner of Nite Capital, LP, has voting and investment control over the shares of common stock and warrants to purchase common stock held by Nite Capital, LP, but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 177,305 shares of common stock and warrants to purchase 88,653 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(25)	Oppenheim Pramerica Asset Management S.a.r.l. is an affiliate of Prudential Equity Group, LLC, a registered broker-dealer. See Plan of Distribution for additional disclosure. Oppenheim Pramerica Asset Management S.a.r.l. is a Luxembourg investment fund with FCP OP MEDICAL BioHe@lth-Trends as its one subfund. The beneficial owners of the shares of common stock and warrants to purchase common stock held by Oppenheim Pramerica Asset Management S.a.r.l. are the unitholders of the fund itself. Consists of 828,800 shares of common stock and warrants to purchase 177,305 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(26)	Lindsay A. Rosenwald, M.D. is the managing member of Otago Partners, LLC and has voting and investment control over the shares of common stock and warrants to purchase common stock held by Otago Partners, LLC, but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Dr. Rosenwald is also the sole shareholder and Chairman of Paramount BioCapital, Inc., an NASD Member Broker Dealer, and Paramount BioCapital Asset Management, Inc., an investment adviser registered with the Securities and Exchange Commission. Consists of 88,653 shares of common stock and warrants to purchase 44,327 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 18,750 shares of common stock.

(27)	PW Eucalyptus Fund, Ltd. is an affiliate of UBS affiliated, a registered broker-dealer. See Plan of Distribution for additional disclosure. Orbimed Advisers LLC has voting and investment control over the shares of common stock and warrants to purchase common stock held by PW Eucalyptus Fund, Ltd., and Samuel D. Isaly is the managing partner of Orbimed Advisers LLC, but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 70,000 shares of common stock and warrants to purchase 10,000 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 12,500 shares of common stock.

(28)	R&R Biotech Partners LLC is an affiliate of Rodman & Renshaw, LLC, a registered broker-dealer. See Plan of Distribution for additional disclosure. Thomas Pinov is the Chief Financial Officer of R&R Biotech Partners LLC and has voting and investment control over the shares of common stock and warrants to purchase common stock held by R&R Biotech Partners LLC, but he disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 148,937 shares of common stock and warrants to purchase 74,469 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(29)	Steelhead Investments Ltd. is an affiliate of HBK Global Securities L.P., a registered broker-dealer. See Plan of Distribution for additional disclosure. HBK Investments L.P. has voting and investment control over the shares of common stock and warrants to purchase common stock held by Steelhead Investments Ltd. and each of Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar has control of HBK Investments L.P., but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 534,752 shares of common stock and warrants to purchase 267,376 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007.

(30)	UBS Eucalyptus Fund, LLC is an affiliate of UBS affiliated, a registered broker-dealer. See Plan of Distribution for additional disclosure. Orbimed Advisers LLC has voting and investment control over the shares of common stock and warrants to purchase common stock held by UBS Eucalyptus Fund, LLC, and Samuel D. Isaly is the managing partner of Orbimed Advisers LLC, but each disclaims beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein. Consists of 635,000 shares of common stock and warrants to purchase 87,500 shares of common stock with an exercise price equal to $3.32 per share, with such warrants becoming exercisable on May 10, 2007, and warrants to purchase 115,000 shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Specifically, the selling stockholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder (i) did not acquire the shares of common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and such selling stockholders may be subject to certain additional regulations and statutory liabilities under the Securities Act and Exchange Act. To our knowledge and based upon information we received from the selling stockholders, (i) each selling stockholder that is a registered broker-dealer or affiliated with a registered broker-dealer acquired the shares of common stock in the ordinary course of business, (ii) such selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock, and (iii) no such selling stockholder received any securities as underwriting compensation, except for Banc of America Securities, LLC as compensation for acting as the placement agent in connection with the issuance of our common stock who subsequently transferred such securities to Banc of America Strategic Investments Corporation. We are also not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities.

Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, a post-effective amendment to the registration statement that includes this prospectus, or, if appropriate, a filing pursuant to the Securities Exchange Act of 1934, as amended.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

•	such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement,

•	the date on which the shares may be sold pursuant to Rule 144 of the Securities Act, or

•	three years from the effective date of this registration statement.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus have been passed upon for us by Morgan, Lewis & Bockius LLP, Princeton, New Jersey.

EXPERTS

The consolidated financial statements of Cytogen Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and PricewaterhouseCoopers LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing. PricewaterhouseCoopers LLP’s audit report on the financial statements of PSMA Development Company LLC contains an explanatory paragraph that states that PSMA Development Company LLC has suffered recurring losses from operations and does not have a work plan or budget for 2006, all of which raise substantial doubt about its ability to continue as a going concern, and that its financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The audited consolidated financial statements and schedules relating to PSMA Development Company LLC incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” much of the information we file with them (Commission File No. 000-14879), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus, and any of our subsequent filings with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the filing of a post-effective amendment to this prospectus which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	our current report on Form 8-K, dated January 25, 2006, filed on January 25, 2006;

•	our current report on Form 8-K, dated February 8, 2006, filed on February 8, 2006;

•	our current report on Form 8-K, dated April 20, 2006, filed on April 26, 2006 and as amended on April 26, 2006;

•	our current report on Form 8-K, dated April 21, 2006, filed on April 26, 2006;

•	our current report on Form 8-K, dated June 20, 2006, filed on June 20, 2006;

•	our current report on Form 8-K, dated October 11, 2006, filed on October 13, 2006;

•	our current report on Form 8-K, dated October 17, 2006, filed on October 19, 2006;

•	our current report on Form 8-K, dated October 26, 2006, filed on October 26, 2006;

•	our current report on Form 8-K, dated November 7, 2006, filed on November 9, 2006;

•	our current report on Form 8-K, dated December 15, 2006, filed on December 15, 2006;

•	our proxy statement filed on May 1, 2006 for our annual meeting of stockholders held on June 13, 2006; and

•	all of our filings pursuant to the Securities Exchange Act of 1934, as amended, after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at: Cytogen Corporation, 650 College Road East, Suite 3100, Princeton, New Jersey 08540-5308; telephone (609) 750-8200, attention: Susan Mesco.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

CYTOGEN CORPORATION

10,638,310 Shares of Common Stock

PROSPECTUS

December 27, 2006

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF ITS DATE, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.